UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX: IHI OTCBB: IHITF

NEWS RELEASE

Vancouver, British Columbia - Friday April 2, 2004
International Hi-Tech Industries Inc. (IHI) (TSX:IHI; OTC BB:IHITF)

IHI Q1 2004 UPDATE

APPOINTMENT

The Company is very pleased to announce the appointment of Mr. George F. Hamann, B. Arch (Hons.) F.R.I.B.A., F.R.A.I.C., co-founder of Bregman & Hamann, Architects and Planners, one of Canada's largest architectural firms, as Honorary Chairman of IHI.

Among his firm's many projects, completed in downtown Toronto over a twenty-year period, were First Canadian Place, the largest bank building in the world (70 stories), Harbour Castle Hotel, and B.C.E. Place, which was voted by Time Magazine in 1997 as one of the ten best buildings in the world. During this period, Mr. Hamann served as Bregman & Hamann's Partner-in-Charge. Mr. Hamann has received the George Goulstone Fellowship in Architecture for Design and is an elected Fellow of the Royal Architectural Institute of Canada and the Royal Institute of British Architects. In 1984, Bregman & Hamann received the Governor General's Medal for the Design of Toronto Eaton Centre.

SALES AND MARKETING

The Company has appointed several new sales representatives. In conjunction with those appointments, a new "slide show" for corporate sales and marketing presentations has been prepared. Shareholders are invited to view this on the Company's website at http://www.ihi.ca/s/Investment-Centre-Presentation.asp.

RESEARCH AND DEVELOPMENT

  The Company has designed and developed a new form of insulated concrete water tank for sale in the Arctic region.

  The Company has retained a prominent consulting firm to assist the Company in applying for tax credits under the Federal Scientific Research & Experimental Development (SR&ED) and Investment Tax Credit (ITCs) programs.

PATENTS ISSUED

IHI is pleased to announce that patent number 316392 has been issued in Norway. Additional patents have been granted in Brazil (PI 9408386-0) and in The Slovak Republic (283856). Patents in Malaysia have been allowed. Current patents encompass IHI's earthquake, wind, fire and sound resistant pre-fabricated building panels, as well as structures made from these panels, held under license. IHI now has 72 patent claims fully issued in 158 countries and pending in another 22 countries, with respect to the building technology held by it under license. The Company and its international subsidiary are planning to file for additional new sets of worldwide patents in 2004.

OTHER COMPANY NEWS

  The Company is also pleased to announce that it has appointed BDO Dunwoody LP as its new auditors. Shareholders will be asked to approve such appointment at the Company's annual general meeting.

  The TSX Venture Exchange has accepted for filing the following:

  Interim agreements between IHI International Holdings Ltd, a subsidiary of the Company, and Earthquake Resistant Structures Inc. dated Aug. 2, Aug. 31 and Oct. 26, 2002, all as amended Nov.8th 2003, and

  Interim agreements between IHI International Holdings Ltd and Garmeco International Consulting Engineers S.A.L. dated Jan. 13, Jan. 14 and Jan. 15, 2003, as amended Nov. 8, 2003.

Details of the interim agreements noted above are set out in the Company's news releases dated Aug. 9, Sept. 4 and Nov. 4, 2002 and Jan. 16 and Dec. 23, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ "Roger A. Rached"

ROGER A. RACHED, PRESIDENT & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the Company's website at www.ihi.ca or contact us by:
Telephone: 604-733-5400
Fax: 604-734-8300
Email: info@ihi.ca

Media Contact:
Susan Hahn & Associates
Telephone: 212-986-6286
Fax: 212-949-7274
Email: SusanHahn@nyc.com

International Hi-Tech Industries Inc. is a company whose principal business is the development and commercialization of a new building system in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's system has attracted interest from more than 65 different countries worldwide.

This release contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward looking statements. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: April 2, 2004

/s/ Roger A. Rached

_____________________________
Roger A. Rached, President & CEO